Exhibit 99.1

Kingsoft Cloud Announces Unaudited Second Quarter 2021 Financial Results

August 25, 2021

BEIJING, August 25, 2021 (GLOBE NEWSWIRE) — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•

Total revenues were RMB2,173.7 million (US$[1]336.7 million) in the second quarter of 2021, representing a large increase of 41.6% from RMB1,534.8 million in the same period of 2020. Benefitting from our strong, stable and sustainable relationship with our top premium customers, revenues from public cloud services have been increasing for six consecutive quarters since our first quarterly results after IPO. This quarter, revenues from public cloud services were RMB1,550.8 million (US$240.2 million), compared with RMB1,287.1 million in the same period of 2020. Revenues from enterprise cloud services were RMB622.1 million (US$96.4 million), representing a large increase of 152.8% from RMB246.1 million in the same period of 2020.

•	Gross profit increased by 46.8% to RMB118.5 million (US$18.4 million) from RMB80.7 million in the same period of 2020. Gross margin was 5.5%, a slight increase from 5.3% in the same period of 2020.

•

Non-GAAP gross profit[2], increased by 44.9% to RMB121.4 million (US$18.8 million) from RMB83.8 million in the same period of 2020. Non-GAAP gross margin was 5.6%, a slight increase from 5.5% in the same period of 2020.

Mr. Yulin Wang, Chief Executive Officer of Kingsoft Cloud, commented, “We are very pleased to have delivered a very strong second quarter with accelerated year-on-year growth rate compared with the first quarter, for the Company as a whole, as well as for each of the business segment. In public cloud services, despite market headwinds, we continued to solidify relationship with existing customers and successfully engage new customers such as Meituan, one of the largest O2O companies in China. This speaks to the vitality and strength of our strategic focus on serving premium customers, neutrality positioning and technical prowess. In enterprise cloud services, we remain dedicated to top-notch execution and implementation of benchmark projects in select industry verticals and regions, and continued to scale our business by leveraging on such experience and reputation. We also look forward to the onboarding of the core management team from Camelot in relation to the recently announced strategic move in enterprise cloud services, where synergies in premium customer base, product offering portfolio, and project implementation capabilities are to be expected.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud added that, “We have achieved great strides in scaling up our business. Our total revenues of RMB2.17 billion in Q2 sets a new quarterly revenue record in our history, representing approximately 42% year-over-year growth, which was a acceleration from the 30% year-over-year growth in the first quarter 2021. Revenues from Public Cloud Services was RMB1.55 billion, a quarter-over-quarter increase of RMB158.9 million, representing the sixth consecutive quarterly revenue increase since our IPO, as well as a decent step up of incremental quarterly revenue. Revenues from Enterprise Cloud Services was RMB622.1 million, representing approximately 153% year-on-year growth, another significant acceleration compared to the 131% year-on-year growth in Q1 2021.”

Second quarter 2021 Financial Results

Total Revenues reached RMB2,173.7 million (US$336.7 million), representing an accelerated increase of 41.6% from RMB1,534.8 million in the same period of 2020. The increases were due to the growth in both public cloud services and enterprise cloud services for our premium customers.

•

Revenues from public cloud services were RMB1,550.8 million (US$240.2 million), representing an increase of 20.5% from RMB1,287.1 million in the same period of 2020. Revenues from public cloud services have been increasing for six consecutive quarters since our first quarterly results after IPO. The increase was mainly due to our stable relations with top premium customers and our more comprehensive PaaS capabilities, such as real-time communication and edge computing.

•

Revenues from enterprise cloud services were RMB622.1 million (US$96.4 million), representing an increase of 152.8% from RMB246.1 million in the same period of 2020. The increase was mainly due to the strong demand in the market and our capabilities to provide industry-specific solutions, especially in financial services and healthcare industries, which have been testified in our benchmark projects.

•	Other revenues were RMB0.8 million (US$0.1 million).

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Cost of revenues was RMB2,055.2 million (US$318.3 million), representing an increase of 41.3% from RMB1,454.0 million in the same period of 2020, which is in line with strong top-line growth. IDC costs increased by 28.3% to RMB1,255.5 million (US$194.5 million) from RMB978.4 million in the same period of 2020. The increase in IDC costs was in line with the Company’s expanding business and was partially offset by improved efficiency and utilization of bandwidth. Depreciation and amortization costs was RMB183.1million (US$28.4 million), compared with RMB217.5 million in the same period of 2020.

Gross profit increased by 46.8% to RMB118.5 million (US$18.4 million), from RMB80.7 million in the same period in 2020. Gross margin was 5.5%, compared with 5.3% in the same period in 2020.

Non-GAAP gross profit increased by 44.9% to RMB121.4 million (US$18.8 million), from RMB83.8 million in the same period in 2020. Non-GAAP gross margin was 5.6%, compared with 5.5% in the same period in 2020. The increase was primarily due to our continued leverage on economies of scale, and partially offset by our ongoing investments into enterprise cloud.

Selling and marketing expenses were RMB96.1 million (US$14.9 million), representing a decrease of 12.5% from RMB109.8 million in the same period in 2020, mainly due to a decrease in share-based compensation expenses, as we recorded one-off share-based compensation and marketing expenses upon the completion of IPO in the second quarter in 2020.

General and administrative expenses were RMB110.6 million (US$17.1 million), representing a decrease of 35.1% from RMB170.4 million in the same period in 2020, mainly due to a decrease in share-based compensation expenses.

Research and development expenses were RMB232.3 million (US$36.0 million), flat from RMB230.8 million in the same period in 2020, primarily due to the increase in salaries and social insurance fees, and partially offset by the decrease of share-based compensation expenses.

Operating loss was RMB320.5 million (US$49.6 million), significantly narrowed down by 25.5% from RMB430.3 million in the same quarter of 2020.

Net loss was RMB220.6 million (US$34.2 million), improved by 47.5% from RMB420.1 million in the same quarter of 2020.

Non-GAAP net loss was RMB235.6 million (US$36.5 million), compared with RMB237.7 million in the same quarter of 2020.

Non-GAAP EBITDA was RMB-55.3 million (US$-8.6 million), compared with RMB-35.9 million in the same quarter of 2020. The decrease of Non-GAAP EBITDA was due to the improvement of our efficacy and partially offset by changes of gross profits, the increase of personnel expenses in terms of social insurance fees. Non-GAAP EBITDA margin was -2.5%, slightly improved from -2.7% in the last quarter, while in the same quarter of 2020 it was -2.3%.

Basic and diluted net loss per share was RMB0.07 (US$0.01), compared with RMB0.19 in the same quarter of 2020.

Cash and cash equivalents and short-term investments were RMB5,474.9 million (US$848.0 million) as of June 30, 2021, compared to RMB5,455.8 million as of March 31, 2021.

Outstanding ordinary shares were 3,355,861,263 as of June 30, 2021, equivalent to about 223,724,084 ADSs.

Business Outlook

For the third quarter of 2021, the Company expects total revenues to be between RMB2.58 billion and RMB2.7 billion, representing an accelerated year-over-year growth of 49% to 56%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, August 25, 2021, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/4759884. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, September 2, 2021. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Mainland China Toll Free: 800-870-0206

Hong Kong Toll Free: 800-963-117

Conference ID: 4759884

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ksyun.com/.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss, other gain and other (income) expense, net, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2020	Jun 30, 2021	Jun 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,424,674	2,954,619	457,612
Accounts receivable, net	2,334,871	3,461,127	536,060
Short-term investments	2,693,019	2,520,325	390,349
Prepayments and other assets	887,086	826,357	127,986
Amounts due from related parties	205,068	211,343	32,733

Total current assets	9,544,718	9,973,771	1,544,740

Non-current assets:
Property and equipment, net	1,956,790	1,856,263	287,499
Intangible assets, net	16,573	13,329	2,064
Prepayments and other assets	11,824	30,643	4,746
Equity investments	126,583	88,702	13,738
Goodwill	—	112,751	17,463
Amounts due from related parties	5,758	5,758	892
Operating lease right-of-use assets	266,968	248,078	38,422

Total non-current assets	2,384,496	2,355,524	364,824

Total assets	11,929,214	12,329,295	1,909,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	278,488	590,019	91,382
Accounts payable	2,057,355	2,651,795	410,711
Accrued expenses and other liabilities	845,374	478,523	74,114
Long-term bank loan, current portion	74,351	74,351	11,516
Income tax payable	20,564	24,707	3,827
Amounts due to related parties	112,998	188,732	29,231
Current operating lease liabilities	76,469	94,626	14,656

Total current liabilities	3,465,599	4,102,753	635,437

Non-current liabilities:
Deferred tax liabilities	29	—	—
Amounts due to related parties	—	221,411	34,292
Other liabilities	40,578	32,904	5,096
Non-current operating lease liabilities	182,958	169,289	26,220

Total non-current liabilities	223,565	423,604	65,608

Total liabilities	3,689,164	4,526,357	701,045

Shareholders’ equity:
Ordinary shares	22,801	22,907	3,548
Additional paid-in capital	14,149,984	14,356,117	2,223,477
Accumulated deficit	(5,864,356)	(6,472,861)	(1,002,519)
Accumulated other comprehensive loss	(68,440)	(130,555)	(20,220)

Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,239,989	7,775,608	1,204,286
Noncontrolling interests	61	27,330	4,233

Total equity	8,240,050	7,802,938	1,208,519

Total liabilities and shareholders’ equity	11,929,214	12,329,295	1,909,564

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Six Months Ended
	Jun 30, 2020	Mar 31, 2021	Jun 30, 2021	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,287,139	1,391,833	1,550,777	240,185	2,495,653	2,942,610	455,752
Enterprise cloud services	246,081	420,032	622,145	96,358	427,668	1,042,177	161,413
Others	1,535	1,667	765	118	2,397	2,432	377

Total revenues	1,534,755	1,813,532	2,173,687	336,661	2,925,718	3,987,219	617,542

Cost of revenues	(1,454,011)	(1,697,029)	(2,055,205)	(318,311)	(2,774,203)	(3,752,234)	(581,147)

Gross profit	80,744	116,503	118,482	18,350	151,515	234,985	36,395
Operating expenses:
Selling and marketing expenses	(109,775)	(112,826)	(96,058)	(14,877)	(197,743)	(208,884)	(32,352)
General and administrative expenses	(170,421)	(91,177)	(110,637)	(17,135)	(246,398)	(201,814)	(31,257)
Research and development expenses	(230,828)	(264,636)	(232,252)	(35,971)	(426,478)	(496,888)	(76,958)

Total operating expenses	(511,024)	(468,639)	(438,947)	(67,983)	(870,619)	(907,586)	(140,567)

Operating loss	(430,280)	(352,136)	(320,465)	(49,633)	(719,104)	(672,601)	(104,172)
Interest income	20,937	17,746	18,927	2,931	31,032	36,673	5,680
Interest expense	(1,791)	(3,866)	(6,689)	(1,036)	(3,675)	(10,555)	(1,635)
Foreign exchange (loss) gain	(2,883)	(48,375)	71,277	11,039	(43,027)	22,902	3,547
Other gain	—	5,782	15,357	2,378	198	21,139	3,274
Other (expense) income, net	(4,342)	1,926	4,464	691	(9,601)	6,390	990

Loss before income taxes	(418,359)	(378,923)	(217,129)	(33,630)	(744,177)	(596,052)	(92,316)
Income tax expense	(1,697)	(3,286)	(3,469)	(537)	(7,526)	(6,755)	(1,046)

Net loss	(420,056)	(382,209)	(220,598)	(34,167)	(751,703)	(602,807)	(93,362)
Less: net income (loss) attributable to noncontrolling interests	117	255	(244)	(38)	(189)	11	2

Net loss attributable to Kingsoft Cloud Holdings Limited	(420,173)	(382,464)	(220,354)	(34,129)	(751,514)	(602,818)	(93,364)
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	(19,768)	—	—

Net loss attributable to ordinary shareholders	(420,173)	(382,464)	(220,354)	(34,129)	(771,282)	(602,818)	(93,364)

Net loss per share:
Basic and diluted	(0.19)	(0.11)	(0.07)	(0.01)	(0.49)	(0.18)	(0.03)
Shares used in the net loss per share computation:
Basic and diluted	2,218,943,950	3,343,336,997	3,351,178,745	3,351,178,745	1,565,900,651	3,347,286,795	3,347,286,795
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	683	70,773	(132,888)	(20,582)	52,032	(62,115)	(9,620)

Comprehensive loss	(419,373)	(311,436)	(353,486)	(54,749)	(699,671)	(664,922)	(102,982)
Less: Comprehensive income (loss) attributable to noncontrolling interests	117	255	(244)	(38)	(189)	11	2

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(419,490)	(311,691)	(353,242)	(54,711)	(699,482)	(664,933)	(102,984)
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	(19,768)	—	—

Comprehensive loss attributable to ordinary shareholders	(419,490)	(311,691)	(353,242)	(54,711)	(719,250)	(664,933)	(102,984)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2020	Mar 31, 2021	Jun 30, 2021	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	80,744	116,503	118,482	18,350	151,515	234,985	36,395
Adjustments:
– Share-based compensation expenses	3,009	5,499	2,961	459	6,435	8,460	1,310
Adjusted gross profit	83,753	122,002	121,443	18,809	157,950	243,445	37,705

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2020	Mar 31, 2021	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021
Gross margin	5.3%	6.4%	5.5%	5.2%	5.9%
Adjusted gross margin	5.5%	6.7%	5.6%	5.4%	6.1%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2020	Mar 31, 2021	Jun 30, 2021	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(420,056)	(382,209)	(220,598)	(34,167)	(751,703)	(602,807)	(93,362)
Adjustments:
– Share-based compensation expenses	175,148	123,113	76,092	11,785	218,232	199,205	30,853
– Foreign exchange loss (gain)	2,883	48,375	(71,277)	(11,039)	43,027	(22,902)	(3,547)
– Other gain	—	(5,782)	(15,357)	(2,378)	(198)	(21,139)	(3,274)
– Other expense (income), net	4,342	(1,926)	(4,464)	(691)	9,601	(6,390)	(990)
Adjusted net loss	(237,683)	(218,429)	(235,604)	(36,490)	(481,041)	(454,033)	(70,320)
Adjustments:
– Interest income	(20,937)	(17,746)	(18,927)	(2,931)	(31,032)	(36,673)	(5,680)
– Interest expense	1,791	3,866	6,689	1,036	3,675	10,555	1,635
– Income tax expense	1,697	3,286	3,469	537	7,526	6,755	1,046
– Depreciation and amortization	219,227	180,466	189,123	29,291	425,589	369,589	57,242
Adjusted EBITDA	(35,905)	(48,557)	(55,250)	(8,557)	(75,283)	(103,807)	(16,077)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2020	Mar 31, 2021	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021
Net loss margin	-27.4%	-21.1%	-10.1%	-25.7%	-15.1%
Adjusted net loss margin	-15.5%	-12.0%	-10.8%	-16.4%	-11.4%
Adjusted EBITDA Margin	-2.3%	-2.7%	-2.5%	-2.6%	-2.6%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Jun 30, 2020	Jun 30, 2021	Jun 30, 2021
	RMB	RMB	US$
Net cash used in operating activities	(2,568)	(263,650)	(40,834)
Net cash used in investing activities	(2,673,218)	(56,366)	(8,730)
Net cash generated from financing activities	4,006,944	502,448	77,819
Effect of exchange rate changes on cash and cash equivalents	9,457	(21,261)	(3,293)
Net increase in cash and cash equivalents	1,331,158	182,432	28,255
Cash and cash equivalents at beginning of period	1,969,872	2,793,448	432,650
Cash and cash equivalents at end of period	3,310,487	2,954,619	457,612